UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

LATAM AIRLINES GROUP S.A.
(Name of Issuer)

American Depositary Shares (as evidenced by American
 Depositary Receipts), each representing one share of Common
 Stock, without par value
(Title of Class of Securities)

The CUSIP number for the American Depositary Shares is 51817R106.
(CUSIP Number)

Marius J. Kotze
Qatar Airways Q.C.S.C.
Qatar Airways Tower 1
P.O. Box 22550
Doha, Qatar
Tel: 974 (4022) 3111

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

Copies to:

Jon-Paul Bernard, Esq.
Weil, Gotshal & Manges LLP
767 Fifth Avenue
New York, New York 10153
(212) 310-8000

December 28, 2016
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 (b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting company’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

The CUSIP number for the American Depositary Shares is 51817R106.
1	NAME OF REPORTING PERSON
QATAR AIRWAYS Q.C.S.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR ITEM 2(E)			☐
N/A

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Qatar

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
60,837,452

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
60,837,452

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
60,837,452

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
10% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
HC

(1)
This percentage is  calculated based upon a total of 608,374,525 Ordinary Shares and ADSs (as defined in Item 1 below) (without duplication for Ordinary Shares underlying ADSs), of which (i) 547,058,101 Ordinary Shares and ADSs were issued prior to the Capital Increase (as defined in Item 4 below) and (ii) an additional 61,316,424 Ordinary Shares were issued and offered to shareholders of LATAM pursuant to the Capital Increase.

The CUSIP number for the American Depositary Shares is 51817R106.
1	NAME OF REPORTING PERSON
Qatar Airways Investments (UK) Ltd

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR ITEM 2(E)			☐
N/A

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United Kingdom

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
60,837,452

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
60,837,452

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
60,837,452

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
10% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

(1)
This percentage is  calculated based upon a total of 608,374,525 Ordinary Shares (as defined in Item 4 below) (without duplication for Ordinary Shares underlying ADSs), of which (i) 547,058,101 Ordinary Shares and ADSs were issued prior to the Capital Increase (as defined in Item 4 below) and (ii) an additional 61,316,424 Ordinary Shares were issued and offered to shareholders of LATAM pursuant to the Capital Increase.

Item 1.	Security and Issuer

The classes of equity securities to which this statement relates are (i) common stock of LATAM Airlines Group S.A. (“LATAM”), no par value (the “Ordinary Shares”) and (ii) American Depositary Shares (“ADSs”), each representing one share of Ordinary Shares of LATAM and evidenced by an American Depositary Receipt, of LATAM.  The principal executive offices of LATAM are located at Presidente Riesco 5711, 20th Floor, Las Condes, Santiago, Chile.

Item 2.	Identity and Background

(a)           The names of the persons filing this statement are Qatar Airways Q.C.S.C., a corporation organized and existing under the laws of Qatar (“Qatar Airways”), and Qatar Airways Investments (UK) Ltd, a U.K company and a wholly-owned subsidiary of Qatar Airways (“Purchaser” and together with Qatar Airways, collectively, the “Reporting Persons”).

(b)           The business address of each of Qatar Airways is and Purchaser is Qatar Airways Tower 1, P.O. Box 22550, Doha, Qatar, and the registered address of Purchaser is c/o Qatar Airways, 1 Cluny Mews, London, United Kingdom SW5 9EG.

(c)           Qatar Airways, the national carrier of the State of Qatar, is one of the fastest growing airlines in the world.  Qatar Airways has a modern fleet of 192 aircraft flying to more than 150 key business and leisure destinations across six continents. Purchaser is a direct wholly-owned subsidiaries of Qatar Airways that to date has engaged in no activities, and will engage in no activities, other than those incident to its formation and ownership of the shares of LATAM.

(d)           Neither the Reporting Persons nor, to the knowledge of the Reporting Persons, any person identified on Schedule A attached hereto have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

(e)           Neither the Reporting Persons nor, to the knowledge of the Reporting Persons, any person identified on Schedule A attached hereto was, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws, except as described below.

(f)            Qatar Airways is organized under the laws of Qatar.  Purchaser is organized under the laws of the United Kingdom.  The citizenship of each director and officer of the Reporting Persons is set forth on Schedule A attached hereto.

Set forth on Schedule A attached hereto is the name, present principal occupation or employment (and the name, principal business and address of any corporation or other organization in which such employment is conducted) and the citizenship of each of the directors and executive officers of the Reporting Persons as of the date hereof.

Item 3:	Source and Amount of Funds or Other Consideration

The cost of the Ordinary Shares purchased by Purchaser in connection with the Subscription Agreement was approximately $608 million.  Qatar Airways and Purchaser funded the purchase of the shares with cash on hand.

Item 4:	Purpose of Transaction

(a)           Subscription Transaction.  As previously disclosed by LATAM, on July 12, 2016, Qatar Airways and LATAM entered into a Subscription Agreement (the “Subscription Agreement”) pursuant to which LATAM agreed to issue in connection with a capital increase (the “Capital Increase”), and Qatar Airways agreed to purchase from LATAM, up to 10% of the Ordinary Shares of LATAM.  Following regulatory approval for the transaction from Brazil's competition regulator CADE on November 16, 2016, LATAM commenced the Capital Increase through a preemptive rights offering to its shareholders.  On December 15, 2016, Qatar Airways assigned its right to purchase Ordinary Shares under the Subscription Agreement to Purchaser.  Pursuant to the Subscription Agreement, and upon the terms and subject to the conditions thereof, on December 22, 2016, Purchaser acquired 30,487,545 Ordinary Shares at a purchase price of $10.00 per Ordinary Share.  Based upon the public information regarding the number of Ordinary Shares and ADSs (without duplication for Ordinary Shares underlying ADSs) outstanding at that time, following such acquisition, Qatar Airways and Purchaser beneficially owned 4.97% of the Ordinary Shares of LATAM.  On December 27, 2016, LATAM informed Purchaser that on December 21, 2016, 4,789,718 Ordinary Shares were cancelled by operation of law, resulting in Qatar Airways’ and the Purchaser’s beneficial ownership increasing to 5.01% of the outstanding Ordinary Shares of LATAM.  On December 28, 2016, and pursuant to the terms of the Subscription Agreement, Purchaser acquired an additional 30,349,907 Ordinary Shares at a purchase price of $10.00 per Ordinary Share.  Based upon the revised number of Ordinary Shares of LATAM, following such acquisition, Qatar Airways and Purchaser beneficially own 10% of the Ordinary Shares of LATAM.

The foregoing discussion of the Subscription Agreement, and the transactions contemplated thereby do not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Subscription Agreement, a copy of which is included as Exhibit 7.1 hereto and incorporated herein by reference.

(b), (c)    Not applicable.

(d)           Appointment to Vacancy in Board.  Pursuant to the Subscription Agreement, because Purchaser now owns more than 7.4% of the issued shares of LATAM, at the first meeting of the board of directors of LATAM (the “Board”) held after December 28, 2016, the Board must appoint an individual designated by Qatar Airways and the Purchaser as a director of the Board to fill any vacancy in the Board.  It is expected that, at the next regular meeting of the shareholders of LATAM, Purchaser will vote in favor of a director of the Board nominated by Purchaser, and that, because of the number of Ordinary Shares beneficially owned by Purchaser, such director will be appointed to the Board.

(e)           Issuance by LATAM of Ordinary Shares.  In connection with the transactions contemplated by the Subscription Agreement, LATAM issued 61,316,424 Ordinary Shares, representing 10.08% of the outstanding Ordinary Shares of LATAM.

(f)            Not applicable.

(g)           Not Applicable.

(h)           Not Applicable.

(i)            Not Applicable.

(j)            Other than as described above, the Reporting Persons currently have no plan or proposal which relates to, or may result in, any of the actions described in Item 4(a) – (i) of this Schedule 13D (although the Reporting Persons reserve the right to develop such plans).

Item 5.	Interest in Securities of the Issuer

(a), (b)    As described in Item 4(a) of this Schedule 13D, as of 5:00 p.m. New York City time on December 28, 2016, the Reporting Persons beneficially own 60,837,452 Ordinary Shares, or, 10% of the Ordinary Shares and ADSs (without duplication for Ordinary Shares underlying ADSs), and the Reporting Persons have the shared power to vote, or direct the vote, and the sole power to dispose, or direct the disposal of, all such Ordinary Shares.

(c)           No Reporting Person nor, to the knowledge of the Reporting Persons, any person identified on Schedule A to this Schedule 13D, has effected any transaction in Ordinary Shares or ADSs during the past 60 days, except as disclosed herein.

(d)           To the knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the 60,837,452 Ordinary Shares beneficially owned by the Reporting Persons.

(e)           Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Promise of Assignment and Voting Agreement.  In connection with the transactions contemplated by the Subscription Agreement, Qatar Airways and each of the shareholders of LATAM identified on Annex A to the Subscription Agreement (collectively, the “Supporting Shareholders”) entered into Promise of Assignment and Voting Agreements pursuant to which each such Supporting Shareholder agreed to (i) vote for the Capital Increase and the allocation to Qatar Airways of all shares of LATAM that were unsubscribed in such Capital Increase and (ii) transfer to Qatar Airways its preemptive rights to participate in such Capital Increase.

Lockup and Standstill.  Pursuant to the Subscription Agreement, Qatar Airways agreed to a standstill with LATAM (the “Standstill”), pursuant to which neither Qatar Airways nor its affiliates will, other than pursuant to a written agreement with LATAM, acquire beneficial ownership (broadly defined) of any additional shares of LATAM’s Ordinary Shares.  The Standstill, and the restrictions thereunder, will terminate on the date that is thirty (30) months after December 28, 2016.  In addition, pursuant to the Subscription Agreement, Qatar Airways agreed that (i) prior to December 28, 2017, it would not voluntarily transfer any of the Ordinary Shares acquired by it pursuant to the Subscription Agreement to any person other than (y) transfers to affiliates of Qatar Airways and (x) transfers of less than two percent (2%) of the outstanding Ordinary Shares to persons that are not certain competitors of LATAM and (ii) after December 28, 2017, it would not voluntarily transfer any of the Ordinary Shares acquired by it pursuant to the Subscription Agreement to any person other than (v) transfers to affiliates of Qatar Airways, (w) privately negotiated transfers not subject to registration requirements to persons that are not certain competitors of LATAM, (x) transfers pursuant to the registration rights described below, (y) secondary market transfers to persons that are not certain competitors of LATAM that do not exceed, in any twelve (12) month period, more than five percent of the outstanding Ordinary Shares and (z) transfers in connection with certain business combinations, tender or exchange offers to acquire Ordinary Shares or other extraordinary transactions.

Registration Rights.  In connection with the consummation of the transactions contemplated by the Subscription Agreement, LATAM granted to Qatar Airways certain registration rights (the “Registration Rights”) pursuant to which Qatar Airways and Purchaser are entitled to participate in two demand registrations, and will also have certain “piggyback” registration rights with respect to registration statements filed by LATAM.

Backstop Agreement.  Simultaneous with the execution of the Subscription Agreement, Qatar Airways entered into a Backstop Agreement with TEP Chile S.A., the form of which is attached as Annex D to Exhibit 7.1 hereof and incorporated by reference, which contemplated that if Qatar Airways and Purchaser did not acquire ten percent (10%) of the Ordinary Shares, TEP Chile S.A. would sell to Qatar Airways, at a price equal to $10 per share of Ordinary Shares, an amount of Ordinary Shares (up to 15,329,106 Ordinary Shares) sufficient for Qatar Airways and Purchaser to own ten percent (10%) of the Ordinary Shares.  As Purchaser acquired ten percent (10%) of the Ordinary Shares pursuant to the Subscription Agreement, no Ordinary Shares were acquired by Qatar Airways or Purchaser pursuant to the Backstop Agreement.

The foregoing discussions of the Subscription Agreement, the Promise of Assignment and Voting Agreements and the Backstop Agreement, and the transactions contemplated thereby do not purport to be complete and are subject to, and qualified in their entirety by, the full text of the Subscription Agreement, the Promise of Assignment and Voting Agreements and the Backstop Agreement.  A copy of the Subscription Agreement included as Exhibit 7.1, and the forms of each of the Promise of Assignment and Voting Agreement and the Backstop Agreement are attached as Annex B and Annex D, respectively, to the Subscription Agreement.

Item 7.	Material to Be Filed as Exhibits

Exhibit No.	Description

7.1	Subscription Agreement, dated as of July 12, 2016, by and between Qatar Airways Q.C.S.C. and LATAM Airlines Group S.A.*

7.2	Joint Filing Agreement, dated as of January 5, 2017, by and between Qatar Airways Q.C.S.C. and Qatar Airways Investments (UK) Ltd.*

*Filed herewith

Signatures

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: January 5, 2017	QATAR AIRWAYS Q.C.S.C.

/s/ Akbar Al Baker
	Name:	Akbar Al Baker
	Title:	Group Chief Executive

Date: January 5, 2017	QATAR AIRWAYS INVESTMENTS (UK) LTD.

/s/ Claire Bullen
Name:
Title:

Schedule A

Directors and Executive Officers of
Qatar Airways Q.C.S.C. and Qatar Airways Investments (UK) Ltd.

1.	Qatar Airways Q.C.S.C.

The following table sets forth the names, principal occupations or employment, address of such occupation, and citizenship of each of the directors and executive officers of Qatar Airways Q.C.S.C.

Name	Present Principal Occupation or Employment		Address of Organization in which Employed	Citizenship
H.E. Ali Shareef Al Emadi	Director and Chairman		Qatar Airways Q.C.S.C. Qatar Airways Tower 1 P.O. Box 22550 Doha, Qatar	Qatar
H.E. Sheikh Abdul Rahman Khalifa Al Thani	Director		Qatar Airways Q.C.S.C. Qatar Airways Tower 1 P.O. Box 22550 Doha, Qatar	Qatar
H.E. Jassem Saif Ahmed Al Sulaiti	Director		Qatar Airways Q.C.S.C. Qatar Airways Tower 1 P.O. Box 22550 Doha, Qatar	Qatar
H.E. Issa Mohammed Al Mohannadi	Director	`	Qatar Airways Q.C.S.C. Qatar Airways Tower 1 P.O. Box 22550 Doha, Qatar	Qatar
H.E. Akbar Al Baker	Director and Chief Executive Officer	`	Qatar Airways Q.C.S.C. Qatar Airways Tower 1 P.O. Box 22550 Doha, Qatar	Qatar
Sheikha Hanoof Thani Al Thani	Director	`	Qatar Airways Q.C.S.C. Qatar Airways Tower 1 P.O. Box 22550 Doha, Qatar	Qatar

2.	Qatar Airways Investments (UK) Ltd

The following table sets forth the names, principal occupations or employment, address of such occupation, and citizenship of each of the directors and executive officers of Qatar Airways Investments (UK) Ltd.

Name	Present Principal Occupation or Employment	Address of Organization in which Employed	Citizenship

Claire Bullen	Director	Qatar Airways 1 Cluny Mews London, United Kingdom SW5 9EG	England
Jonathan Harding	Director	Qatar Airways 1 Cluny Mews London, United Kingdom SW5 9EG	England